

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 5, 2020

Philip Jiaqi Kuai
Chief Executive Officer
Dada Nexus Limited
22/F, Oriental Fisherman's Wharf
No.1088 Yangshupu Road
Yangpu District, Shanghai
People's Republic of China

> **Re: Dada Nexus Limited**
> **Draft Registration Statement on Form F-1**
> **Exhibit Nos. 10.12 and 10.13**
> **Submitted January 17, 2020**
> **CIK No. 0001793862**

Dear Kuai:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance

cc: Z. Julie Gao, Esq.